

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2023

Jonathan Awde
Chief Executive Officer and Director
Dakota Gold Corp.
106 Glendale Drive, Suite A
Lead, SD 57754

> **Re: Dakota Gold Corp.**
> **Post-Effective Amendment No.1 to Form S-1 on Form S-3**
> **Filed March 6, 2023**
> **File No. 333-263883**

Dear Jonathan Awde:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No.1 to Form S-1 on Form S-3 filed March 6, 2023

General

1. You do not appear to be eligible to use Form S-3 for the proposed transaction. In this regard, we note that your quarterly report on Form 10-Q for the quarter ended December 31, 2022 was due on February 14, 2023 and has not been filed to date. To be eligible to use Form S-3, registrants must timely file all required reports during the twelve calendar months prior to the filing of the registration statement, subject to certain limited exceptions. See General Instruction I.A.3(b) of Form S-3. Please advise us as to the reasons you believe that you are eligible to file on Form S-3, or re-file your post-effective amendment to Form S-1 on the appropriate form.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael J. Hong